Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

The companies listed below are the majority-owned subsidiaries of the registrant as of December 31, 2004:

| Name of Subsidiary | State or Other Jurisdiction in which Incorporated |
| --- | --- |
| After Six, Inc. | Delaware |
| Atlantic Research Corporation | Delaware |
| ARC Automotive, Inc. | Delaware |
| ARC Automotive Italia S.r.l. | Italy |
| Casco Cayman, Inc. | Cayman Islands |
| Casco Electronics GmbH | Germany |
| Casco IMOS Italia S.r.l. | Italy |
| Casco Investors Corporation | New York |
| Casco Luxembourg S.ar.l. | Luxembourg |
| Casco Products Corporation | Delaware |
| The Centor Company | Missouri |
| Chromalloy American Corporation | Delaware |
| Chromalloy Castings Tampa Corporation | Delaware |
| Chromalloy Component Services, Inc. | Delaware |
| Chromalloy Gas Turbine Corporation | Delaware |
| Chromalloy Gas Turbine Europa, B.V. | Netherlands |
| Chromalloy Gas Turbine France | France |
| Chromalloy Heavy Industrial Turbine, Limited. | Delaware |
| Chromalloy Holland B.V. | Netherlands |
| Chromalloy Israel Ltd | Israel |
| Chromalloy Power Services Corporation | Delaware |
| Chromalloy San Diego Corporation | California |
| Chromalloy Thailand Ltd | Thailand |
| Chromalloy U.K. Ltd. | England |
| Chromizing, S.A. de C.V. | Mexico |
| Jamo Matrizjen B.V. | Netherlands |
| Malichaud et CIE S.A. | France |
| MEGTEC Systems AB | Sweden |
| MEGTEC System, GmbH | Germany |
| MEGTEC Systems, Inc. | Delaware |
| MEGTEC Systems, SA | France |
| Sequa Capital Corporation | New York |
| Sequa Coatings Corporation | Indiana |
| Sequa Financial Corporation | New York |
| Sequa Limited | England |
| Sequa Receivables Corp | New York |
| Warwick International Group Limited | England |

Other subsidiaries of the Registrant have been omitted from this listing since, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary.